UNLOCK INFUSYSTEM

A CASE FOR CHANGE AND NOMINEE INFORMATION

ALL-CASH OFFER OF $3.75 PER SHARE

JULY 19 ANNUAL MEETING




SUMMARY

❖ Meson owns 9.8% of InfuSystem and has been a significant shareholder since Nov. 2011

❖ Meson has extensive experience with InfuSystem and the *only* time the Company has created shareholder value in the past was during Meson's leadership tenure (2011 - 2015)

❖ Meson believes that InfuSystem will destroy shareholder value under current entrenched leadership:

➢ Current Strategy cannot justify a public stock price above $3.75/share

❖ Shareholders need to vote for Meson's slate of qualified nominees (Blue Card) in order to have a voice

❖ Meson & Argonne Capital are offering an all-cash bid of $3.75 / share which can close expeditiously



INFUSYSTEM 10-YEAR STOCK CHART: $3.75 BUYOUT OFFER IS A SUBSTANTIAL PREMIUM (56% PREMIUM TO $2.40 UNAFFECTED PRICE MARCH 20, 2018

INFUSYSTEM DOES NOT HAVE AN EFFECTIVE STRATEGY

- InfuSystem has $66mm TTM Revenue, $13.1mm TTM AEBITDA, GAAP Net Loss of $20mm (Loss of $3mm excluding the $17mm tax change write off)
- → This is too small to be a public company: estimated $1.5-2mm per year (~15% of EBITDA!) of public company cost overhead
- InfuSystem does not have a growth plan that would significantly grow its size to reduce the proportionate public company burden
- InfuSystem does not have significant organic growth to justify a high trading multiple
- InfuSystem is a mature business and does not need access to public capital

Our nominees, if elected, would consider all available strategic options to maximize value, consistent with their fiduciary duties to serve the best interests of shareholders, including a potential sale of the Company to the highest bidder resulting from a formal sale process.

FUNDAMENTALLY DIFFERENT PHILOSOPHY TOWARDS BUSINESS

MESON APPROACH

Create Value For Customers

+

Focus-on & Invest in Competitive Advantages

CONSEQUENCE:

Attractive Financial Performance over Long Term



CURRENT INFUSYSTEM BOARD APPROACH

Financial Results First

"#1 Refocus Priority = Reducing Debt"

CONSEQUENCE:

Liquidate Asset Base of Company *Permanently Impairing Long Term Potential "Eating your Seed Corn"*



CURRENT BOARD IS SLOWLY LIQUIDATING COMPANY

#1 Refocus Priority	=	Reducing Debt (Financial Goal)
Easiest Way to Accomplish Financial Goal	=	Liquidate Assets
Long Term Consequence	=	Reduced Future Financial Performance

EFFECT



CAUSE



INFUSYSTEM: NET PROPERTY, PLANT & EQUIPMENT ASSETS ($MM)

INFUSYSTEM BUSINESS MODEL: INCOME STATEMENT LAGS ASSETS ON BALANCE SHEET

Understanding InfuSystem Business Model:

Time = 0: "Sell" new Clinic (i.e. persuade them to use INFU service):

Time=0

❖ T = 1 mos: Buy Equipment (Pumps) for Clinic = PP&E Asset increases on balance sheet and Cash used

❖ T = 3-5 mos: Deploy pumps to Clinic (no financial statement impact)

❖ T= 5-7 mos: Clinic utilizes pump for patient treatment on demand

❖ T= 7-9 mos: INFU collects billing paperwork

❖ T= 8-10 mos: INFU submits to insurance company payor

❖ T= 10-12 mos: INFU collects cash from payor

There is a ~3 Quarter lag from Asset growth/shrink (balance sheet) -> Revenue growth/shrink (income statement) and 3-4 Quarter lag for cash collection



Illustration: INFU Assets vs Revenue & Cash Collection Timeline

Recent rebound in results was largely due to actions that took place *before* the "Office of the President" was created May 2017. Recent leadership has merely liquidated assets to generate cash,impairing future earnings potential of the company.

THE CMS/MEDICARE CHANGE FROM 2016 HAS PASSED NOW

CMS/Medicare (previously ~25% of revenue) ceased reimbursing InfuSystem in June 2016.

InfuSystem, under former CEO Eric Steen, adapted with a new clinic pay program but at lower pricing: we estimate this change *permanently* lowered InfuSystem's AEBITDA by ~$2.5mm/year vs. pre-2016).

THERE HAVE NOW BEEN 4 QUARTERS (TRAILING TWELVE MONTHS) OF *NORMALIZED RESULTS*



AEBITDA, or Adjusted EBITDA, is a non-GAAP financial measure. Adjusted EBITDA represents net income (calculated in accordance with GAAP), excluding interest expense, income tax expense, depreciation and amortization, stock compensation expenses, restatement costs, shareholder legal costs and management reorganization/transition costs. Adjusted EBITDA is reconciled to net income (its most directly comparable GAAP measure) in the appendix near the end of this presentation.

FUTURE OUTCOMES WITH CURRENT BOARD

BEST CASE:

NO GROWTH / STASIS

InfuSystem is effectively in the equipment (infusion pumps) rental business: EBITDA Growth Requires either:

WORST CASE:

DISASTER ON NEXT MARKET SHIFT

Shallower senior mgmt team **+** Narrower Focus **=** Brittle, Less-Adaptable Organization (still with debt) More financial restatements due to shallow staffing?

A) MORE ASSETS $	B) HIGHER $ INCOME PER $ ASSET		C) LOWER COST OF CAPITAL %
Not Happening (Goal: *Paying Down Debt = Shrink Assets*)	via: Better Utilization %:	Slight improvement (~5-10% *max*) *possible* but requires IT investment	Not Happening (*Interest Rates Are Rising* - INFU had 3% debt cost in 2015, now ~5%)
	via: Higher Pricing:	Not Happening = Reimbursement Pressure is only one way: Down	

CURRENT INFUSYSTEM LEADERSHIP BEHAVIOR IS ILLOGICAL EVEN BY THEIR OWN STANDARDS



While we disagree with the fundamental business premise of having financials drive your #1 priorities, the current Lehman InfuSystem Board has behaved illogically even by their own stated standards.

❖ They prioritized debt repayment while InfuSystem's interest rates were only 3-4%/year

➢ Is the return on capital invested in the business less than a mere 3-4%?

➢ Would they have been repaying debt even if their cost of debt was 0%? Logic?

❖ They rejected a $2.00 bid by 22NW in June 2017 while the stock was at $1.50/share claiming the $2.00 undervalued the stock

➢ Yet the Company did not buyback any stock at that time and only initiated a stock buyback program after Meson initiated discussions to acquire the Company in 2018 when the stock had risen to over $2.00

HOW DID WE GET HERE? TIMELINE PART 1 (2007 – NOV. 2011)



The team behind the Special Purpose Acquisition Company ("SPAC") ran InfuSystem with the goal of "maintaining attractive EBITDA margins, generating substantial free cash flow, paying down debt, and improving our overall financial profile" - CEO, Sean McDevitt

"*Financials First Strategy*" Attempt #1 (2007-2011)

Result: shareholder value was destroyed to near zero as organic revenue and EBITDA declined due to underinvestment in IT and operations. InfuSystem began losing customers to competitor OIS at a rapid rate.

TIMELINE PART 2 (NOV. 2011 – MAY 2015): MESON APPROACH



MESON APPROACH: FOCUS ON: CUSTOMER VALUE + INVEST IN COMPETITIVE ADVANTAGE

Following a Proxy Contest (Nov 2011 - Apr 2012) and concurrent with a failed sale process which resulted in a high bid of $1.25 (below the stock price), Meson focused on a long term value creation strategy which resulted in significant outperformance for shareholders.



Gregg Lehman becomes chairman

Medicare reimbursement changes

Scott Shuda (Meridian) joins INFU Board

CEO Eric Steen terminated; Office of the President formed

Rich DiLorio, VP Sales, promoted to CEO

Int. CFO resigns, COO resigns

Financial restatement

CFO John Foster resigns

22NW offers $2.00 for INFU, a 29% premium

Meson offers $3.25 for INFU and raises to $3.75; Board rejects both bids

Legend: INFU (Under Gregg Lehman as Chairman) — Russell 2000

"Financials First Strategy" Attempt #2 (May 2015-today)

Result: Stock drops from $3.20 to $2.40 under Gregg Lehman as Chairman

Total Shareholder Return (TSR): -25% vs Russell 2000: +27%

In June 2016, CMS/Medicare ceased reimbursing infusion pumps--devastating the market. The change led to a direct billing model with clinics (albeit at ~25% lower price point) and INFU began an asset reduction strategy, shrinka asset base from $32mm net to $24mm ($8mm) over 2 years.

March 20, 2018: Meson bids $3.00-$3.25 → INFU: "Company Not for Sale"

April 23, 2018: Meson nominates directors

June 15, 2018: Meson & Argonne raise bid to $3.75 → INFU: "Company Not for Sale"

MESON NOMINEES ARE SUCCESSFUL ENTREPRENEURS WITH HEALTHCARE EXPERIENCE

 **MOHAMED ALKADY**

❖ Co-founder and President of Hart, Inc., a health technology company founded in 2012, to improve the ways in which people inside and outside of the healthcare industry access and engage with health data.

❖ Advisor to K5 Ventures, a venture capital firm specializing in early stage growth capital investments, where he advised startups in the technology and healthcare space.

 **DANIEL A. BALDA**

❖ M.D. Executive Chairman of Medicomp Inc. ("Medicomp"), a developer and manufacturer of ambulatory heart-monitoring systems.

❖ Previously held the role of President and Chief Executive Officer at Medicomp and during his tenure he oversaw a strategic merger with United Therapeutics Corporation (NASDAQ: UTHR) and led the launch of over a dozen FDA-approved medical products and authored multiple patents.

 **BRYAN BOCHES**

❖ Chief Executive Officer and a member of the board of directors of Safe Catch, a food technology firm he founded in December 2014.

❖ Former Managing Director, with Medley Capital Corporation (NYSE: MCC), an investment firm, where he sourced and managed private debt and equity investments in the middle market, and served as a corporate and M&A investment banker with Morgan Stanley.

 **RICHARD LINDER**

❖ Founder and former chairman of the board of directors and chief executive officer of physicians care alliance, LLC, a clinical skin care company that DEVELOPS PROFESSIONAL CHEMICAL PEELS AND ADVANCED TOPICAL TREATMENTS AND ALSO EDUCATES HEALTHCARE PROFESSIONALS.

❖ Serves on the board of directors of several start-up companies.

 **ASHA SAXENA**

❖ Founder, Chief Executive Officer and a member of the board of directors of ACULYST Corp., an e-commerce healthcare data analytics firm.

❖ Founded and served as President and Chief Executive Officer of Future Technologies, Inc., an international data management solutions firm that specializes in providing management and technology consulting around business intelligence and data warehousing at Fortune 1000 companies in the United States.

MESON NOMINEES ARE LONG TERM VALUE CREATING ENTREPRENEURS

Meson & Argonne are offering an all cash $3.75 offer, a higher price than we believe InfuSystem could achieve as a public company, because we create value through creative entrepreneurial effort.

Meson's nominees intend to focus on *long-term* value creation, *not* short term financial maneuvers to improve cash flow as the *current board* has pursued.

Our Nominees will:

❖ Respond appropriately to acquisition offers for the company and seek the highest bid if appropriate

❖ Not entrench themselves and *waste shareholder resources attacking the offeror*

❖ Invest in technology to reduce costs

❖ Not eliminate IT department and internal expertise to *increase EBITDA short term*

❖ Invest to take market share where competitors reel from external change (e.g. CMS/Medicare)

❖ Not retreat from markets where hurt but weaker competitors are exiting to *pay down debt*

❖ Invest to deepen relationships with oncology clinic customers

❖ Not harass customers short term to *collect cash slightly faster*

❖ Invest in sales training and leadership development

❖ Not terminate highest compensated sales people for outperforming to *lower SG&A*

THE $3.75 OFFER IS HIGHER THAN INFUSYSTEM WOULD EVER SEE AS A PUBLIC COMPANY UNDER CURRENT LEADERSHIP

InfuSystem traded at $2.40 before our 3/20 13D announced we were pursuing a buyout transaction

Q: How could InfuSystem trade higher than $3.75 as a public company?

a)   EBITDA Growth (next slide)

b)   Multiple Expansion

    i)$3.75 represents a significantly higher multiple than INFU has ever traded at before

*InfuSystem bizarrely accuses us of "manipulating" the dates to include the lower Q1 2017 EBITDA in our proxy. THIS IS 100% FALSE.

>Both the 3/20 and 3/31 (added here for clarity) use the TTM 3/31/2018 EBITDA/Adj EBITDA of $9.8mm / $13.1mm respectively

>3/20 uses the $2.40 unaffected stock price for the EV.

>3/31 the stock had risen to $2.90 AFTER our buyout intentions were announced which apparently INFU wishes to take credit themselves for the stock increase(?)

Either way: the conclusion is the same: $3.75 is a far superior EV/EBITDA multiple than InfuSystem has traded at



$3.75 BUYOUT MULTIPLE VS EV/EBITDA



$3.75 BUYOUT MULTIPLE vs Trading Adjusted EBITDA (Giving INFU FULL CREDIT)

EBITDA UNLIKELY TO EXCEED PREVIOUS HIGHS UNDER CURRENT LEADERSHIP

- ❖ EBITDA can be broken down to: Revenue - Costs

- ❖ Revenue = Assets * Revenue per Asset

- ❖ Costs = Capital Cost + Operating Costs

- ❖ *Note: We are giving INFU full credit for Add-Back Adjustments to EBITDA e.g. Stock Compensation*

A) MORE ASSETS $	B) HIGHER $ INCOME PER $ ASSET		C) LOWER COST OF CAPITAL %
Not Happening (Goal: *Paying Down Debt = Shrinking Asset Base*)	via: Better Utilization %:	Slight improvement (~5-10% *max*) *possible* but requires IT investment	Not Happening (*Interest Rates Are Rising* - INFU had 3% debt cost in 2015, now ~5%)
	via: Higher Pricing:	Not Happening = Reimbursement Pressure is only one way: Down	



INFUSYSTEM: NET PROPERTY, PLANT & EQUIPMENT ASSETS ($MM)

ASSET SHRINKAGE



InfuSystem LTM Adjusted EBITDA under Meson Leadership vs Current Leadership

($ in millions)

INFU's operating performance under current leadership of Gregg Lehman has been poor

■ SPAC Team baseline ■ Meson Leadership (through May 2015) ■ Current Leadership (Gregg Lehman Chair)

$3.75 REPRESENTS A PREMIUM TO WHERE THE STOCK HAS TRADED IN THE PAST 10 YEARS

- ❖ Except for a very brief period in November 2014, InfuSystem stock has never exceeded $3.75/share

- ❖ In Nov. 2014, during a global ebola-virus scare, certain stocks were *accidentally* hyped by internet message boards that appeared to have implications for curing the disease (INFU has nothing to do with ebola)

- ❖ The $3.75 all-cash offer represents a 56% premium to the unaffected stock price of $2.40 on March 20, 2018 which was a full week after their Q1 earnings



SO WHY HAS THE BOARD REFUSED TO EVEN *ENGAGE* RE: STRATEGIC ALTERNATIVES?

❖ Since January, Meson has repeatedly attempted to engage the Board in good faith, friendly negotiations to sell the Company, including raising its initial bid from $3.00-$3.25 to $3.75.

❖ Each time the Company has slammed the door: "Not For Sale" and further unprofessionally engaged in ad-hominem attacks and bizarre accusations. **What explains such *shareholder*-unfriendly behavior?**

❖ Further, at each step, Meson has proffered that we could potentially justify more value to shareholders if we had more information. **Instead: the Board has spent 100% of its effort entrenching their position. Why?**

❖ Upon a take-private transaction: the board of directors is relieved of their duties (and compensation…)

<u>Why does a $66mm revenue company need 8 highly compensated board members?</u>

❖ Estimated board fees for INFU's nominees:

2018 ESTIMATED DIRECTOR COMP	CASH COMP	COMMITTEE CASH COMP	TOTAL CASH COMP	OPTION GRANT (@$3.75)	TOTAL
Gregg Lehman (Chairman)	$100,000		$100,000	$200,000	$300,000
Darrell Montgomery	$50,000	$10,000	$60,000	$93,750	$153,750
Christopher Sansone	$50,000	$20,001	$70,001	$93,750	$163,751
Scott Shuda	$50,000	$11,667	$61,667	$93,750	$155,417
Joseph Whitters	$50,000	$18,334	$68,334	$93,750	$162,084
Terry Armstrong	$50,000		$50,000	$93,750	$143,750
Ronald Peele Jr.	$50,000		$50,000	$93,750	$143,750
TOTAL	**$400,000**	**$60,002**	**$460,002**	**$762,500**	**$1,222,502**

Note: estimated values per 2017 proxy. Each non-Chairman director is awarded 25K shares. The Chairman is awarded 65K option shares, though a non-employee director can be issued a maximum of $200K.

DOES MERIDIAN'S APPROACH TO BUSINESS WORK?

Meridian / Scott Shuda owns 14% of INFU and as a board member has been a key proponent of the current "financials first" strategy

Public investments: INFU (board member), IRIX (board member), CYAN (legal campaign)

March 8, 2017: **William M. Moore, IRIX President and CEO (and Meridian Partner/Advisor).** "The Cyclo G6 is rapidly transforming our business and continues to outperform our expectations. I believe we have only just begun to see the potential of what our MicroPulse® technology can do for the treatment of eye disease."

BlueLine (predecessor to Meridian) Partner William Moore joined the Iridex board in 2007 and became CEO in 2012





MERIDIAN OHC LLC INVESTMENT: IRIDEX

IRIDEX Corporation (NasdaqGM:IRIX)   Russell 2000 ETF (ARCA:IWM)

DOES MERIDIAN'S APPROACH TO BUSINESS WORK?

❖ Meridian / Scott Shuda owns 14% of INFU primarily via an SPV ("Single Purpose Vehicle"): TSV Investment Partners LLC / Meridian TSV II, LP

❖ Based on lawsuits* filed against Cyanotech, a key affiliate of Meridian (and thus InfuSystem beneficial owner) appears to be Larry Sapanski, formerly of SAC Capital and Co-Founder of Diamondback

Diamondback Avoids Criminal Charges in Insider Trading Case

2 Former Hedge Fund Managers Found Guilty in Insider Trading Case

INFU/Meridian: Should Larry Sapanski be disclosed as an InfuSystem beneficial owner and/or affiliate per 13-D and Section 16 SEC disclosure requirements?





MERIDIAN OHC LLC INVESTMENT: IRIDEX

IRIDEX Corporation (NasdaqGM:IRIX)

*https://www.courtlistener.com/docket/4316267/meridian-ohc-partners-lp-v-cyanotech-corporation/
https://dealbook.nytimes.com/2012/01/23/diamondback-avoids-criminal-charges-in-insider-trading-case/
https://dealbook.nytimes.com/2012/12/17/2-former-hedge-fund-managers-found-guilty-in-insider-trading-case/

$3.75 ALL-CASH TAKE-PRIVATE IS THE BEST OUTCOME FOR SHAREHOLDERS

Together with Argonne, we have devoted a substantial amount of time and resources preparing a proposal that delivers fair and compelling value to Company shareholders. Our offer price for the Company would be $3.75 per share and we believe this offer presents an excellent opportunity for Company shareholders to realize an attractive, all-cash premium for their shares at a favorable valuation in a very challenging operating environment



- ❖ Meson has intimate knowledge of InfuSystem's business, dating back to November 2011
- ❖ Morris served as Chairman of the Company until May 2015
- ❖ Meson invests in growth, entrepreneurial value-add, employee career development
- ❖ Due diligence and deal closing process could be expedited with minimal operational disruption to the Company



- ❖ Argonne is a closely-held private investment firm founded in 2003 and based in Atlanta, Georgia
- ❖ Argonne has completed 21 transactions and currently has invested over $780 million of equity capital since inception
- ❖ Argonne's portfolio of companies employs over 32,000 people and generates $1.5 billion in annual system sales
- ❖ Argonne pursues partnerships with strong management teams to develop quality companies and help them achieve improved scale by new unit growth, operational improvements and industry consolidation

VOTE For Meson Nominees on the BLUE CARD to Unlock the value at InfuSystem TODAY with our Nominees and Current Offer for $3.75/share

DISCLOSURES

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF Meson Capital Partners LLC, Meson Capital LP and Ryan J. Morris (COLLECTIVELY, “MESON”) AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO InfuSystem Holdings, Inc. (“INFUSYSTEM” OR, THE “COMPANY”). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”), AND OTHER SOURCES. THIS MATERIAL DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY DESCRIBED HEREIN IN ANY JURISDICTION TO ANY PERSON, NOR DOES IT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR AN INCITEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT. THIS MATERIAL IS INFORMATIONAL ONLY AND SHOULD NOT BE USED AS THE BASIS FOR ANY INVESTMENT DECISION, NOR SHOULD IT BE RELIED UPON FOR LEGAL, ACCOUNTING OR TAX ADVICE OR INVESTMENT RECOMMENDATIONS OR FOR ANY OTHER PURPOSE. NO REPRESENTATION OR WARRANTY IS MADE THAT MESON’S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT MESON’S INVESTMENT WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. MESON HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT PROJECTIONS AND FORWARD LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN AND ACTUAL RESULTS MAY DIFFER FROM THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR REASONABLENESS OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN. MESON SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. ALL AMOUNTS, MARKET VALUE INFORMATION AND ESTIMATES INCLUDED IN THIS MATERIAL HAVE BEEN OBTAINED FROM OUTSIDE SOURCES THAT MESON BELIEVES TO BE RELIABLE OR REPRESENT THE BEST JUDGMENT OF MESON AS OF THE DATE OF THIS MATERIAL. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION OR VIEWS CONTAINED HEREIN. PROJECTIONS, MARKET OUTLOOKS, ASSUMPTIONS OR ESTIMATES IN THIS MATERIAL ARE FORWARD-LOOKING STATEMENTS, ARE BASED UPON CERTAIN ASSUMPTIONS, AND ARE SUBJECT TO A VARIETY OF RISKS AND CHANGES, INCLUDING RISKS AND CHANGES AFFECTING INDUSTRIES GENERALLY AND INFUSYSTEM SPECIFICALLY. MESON RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. MESON DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.